EXHIBIT 99.2

Identification of Relevant Subsidiaries

Four entities, namely, (i) PAG Quantitative Strategies Trading Limited, (ii) PAG S Class Public Pooled L.P., (iii) PAG Asia Opportunity B Public Pooled LP, and (iv) PAG Capital Structure Opportunity Fund LP (the “holders”) hold an aggregate of 290,250 Class A ordinary shares and 64,473 warrants issued by Prenetics Global Limited (the “Issuer”). Each warrant entitles the holder thereof to purchase 1.29 Class A ordinary shares subject to certain limitations.

The abovementioned four entities are subsidiaries of two parent holding companies, Pacific Alliance Group Limited and PAG. Pacific Alliance Group Limited and PAG have caused a statement on Schedule 13G to be filed as a result of their subsidiaries’ beneficial holdings of the Issuer’s Class A ordinary shares as of November 27, 2023, as follows:

PAG Quantitative Strategies Trading Limited holds 290,250 Class A ordinary shares and 60,073 warrants, and therefore may be deemed to beneficially own 367,744, or 3.5%, of the Issuer’s Class A ordinary shares.

PAG S Class Public Pooled L.P. holds nil Class A ordinary shares and 666 warrants, and therefore may be deemed to beneficially own 858, or 0.0%, of the Issuer’s Class A ordinary shares.

PAG Asia Opportunity B Public Pooled LP holds nil Class A ordinary shares and 1,606 warrants, and therefore may be deemed to beneficially own 2,072, or 0.0%, of the Issuer’s Class A ordinary shares.

PAG Capital Structure Opportunity Fund LP holds nil Class A ordinary shares and 2,127 warrants, and therefore may be deemed to beneficially own 2,744, or 0.0%, of the Issuer’s Class A ordinary shares.